UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11834

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNUMPROVIDENT 401(k) RETIREMENT PLAN

1 Fountain Square

Chattanooga, Tennessee 37402

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UnumProvident Corporation

1 Fountain Square

Chattanooga, Tennessee 37402

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

UnumProvident 401(k) Retirement Plan

As of December 31, 2005 and 2004, and Year Ended December 31, 2005

UnumProvident 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2005 and 2004, and

Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Plan Administrator

UnumProvident 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of UnumProvident 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Chattanooga, Tennessee

June 20, 2006

UnumProvident 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value	$630,887,084	$565,446,666

Net assets available for benefits	$630,887,084	$565,446,666

See accompanying notes.

UnumProvident 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions to net assets attributed to:
Investment income	$19,898,714

Net appreciation in fair value of investments	32,151,617

Contributions:
Participants	39,271,347
Employer	16,130,309

55,401,656

Total additions	107,451,987

Deductions from net assets attributed to:
Benefits paid to participants	41,943,318
Administrative expenses	68,251

Total deductions	42,011,569

Net increase	65,440,418

Net assets available for benefits:
Beginning of year	565,446,666

End of year	$630,887,084

See accompanying notes.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2005

1. Description of the Plan

The following description of the UnumProvident 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers all domestic employees of UnumProvident Corporation and its subsidiaries (UnumProvident or the Company). Participants who are regularly scheduled to work at least nineteen hours per week are eligible to participate in the Plan. Participants become eligible for employer-matching contributions after the completion of 1,000 hours in a 12 month eligibility computation period. The Plan sponsor is UnumProvident. The purpose of the Plan is to provide covered employees a qualified plan that meets the requirements of sections 401(a) and 401(k) of the Internal Revenue Code (the Code) of 1986. The Plan is administered by a Benefit Finance Committee (the Committee), which is responsible for overseeing the administration and operation of the Company’s qualified benefit plans. Members of the Committee are appointed by the Compensation Committee of the Company’s Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

Contributions

Dependent upon the employee’s annual earnings, eligible employees may elect to contribute 1% to 25% of their annual compensation, including incentive payouts, on a pretax basis. Participants who have attained age 50 by the end of the Plan year may elect to contribute additional amounts on a pre-tax basis subject to certain limitations under the Code. UnumProvident matches 100% of participant contributions, excluding catch-up contributions, up to 3% of each participant’s pay period compensation contributed, plus 50% of participant contributions on the next 2% of the participant’s pay period compensation contributed, for a maximum match of 4% after one year of service, as defined. In addition, participants may receive a discretionary contribution at the election of the Board of Directors of UnumProvident. Contributions are limited to the maximum amount allowable under the Code.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions, Plan earnings and loan fees, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Employer and employee contributions plus actual earnings thereon are immediately 100% vested at the date of contribution.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one year to a maximum of five years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate as published in The Wall Street Journal on the last business day of the month immediately preceding the month in which the loan is approved plus 1%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits

Participants may receive lump-sum distributions upon financial hardship, termination of employment, retirement, disability or death.

Administrative Expenses

Generally, costs of investment administration were paid by the Plan. Other administrative expenses, including accounting and auditing fees, were paid by UnumProvident.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Investments in common stock of the Company are based on the closing market price of the Company’s common stock. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During the year ended December 31, 2005, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in fair value as determined by quoted market prices as follows:

Common stock	$10,721,307
Mutual funds	21,430,310

$32,151,617

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2005	2004
Fidelity Magellan Fund	$51,348,371	$54,049,694
Fidelity Contrafund	96,778,091	79,042,425
Fidelity Equity Income Fund	—	41,966,510
Spartan U.S. Equity Index Fund	66,190,330	66,007,365
Fidelity MIP II Class 2 Fund	118,602,044	120,077,865
UnumProvident Stock	49,217,032	39,546,290
PIMCO Total Return Fund Administrative Class	—	31,756,505
PIMCO Total Return Fund Institutional Class	36,151,454	—
John Hancock Class Value I	39,842,439	—
Fidelity Puritan Fund	38,588,456	36,673,790

4. Related-Party Transactions

The Plan permits participants the option of allocating a portion of their contributions to be invested in UnumProvident Stock, which consists principally of UnumProvident common stock (2,163,386 shares with a market value of $22.75 per share totaling $49,217,032 owned as of December 31, 2005, and 2,204,364 shares with a market value of $17.94 per share totaling $39,546,290 owned as of December 31, 2004). Dividends related to the common stock holdings amounted to $672,654 as of December 31, 2005, which included dividends of $.075 per share, per quarter, on the UnumProvident shares held by the Plan.

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 10, 2003, stating that the Plan is qualified under section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

7. Fund Replacement

In 2005, the Plan replaced the following funds due to underperformance or for funds with lower fees:

Original Fund	Replacement	Reason

PIMCO Total Return Administrative Class	PIMCO Total Return Institutional Class	Fees

Fidelity Equity Income	John Hancock Classic Value I Fund	Performance

Fidelity OTC Portfolio	American Growth Funds Growth of America	Performance

Fidelity Overseas	MFS Institutional International Equity	Performance

UnumProvident 401(k) Retirement Plan

Notes to Financial Statements (continued)

7. Fund Replacement (continued)

The Plan added the following funds in 2005:

Asset Class	Fund Name
Mid Cap Growth	Goldman Sachs Growth Opps Inst
Mid Cap Value	T. Rowe Price Mid Cap Value
Small Cap Value	American Beacon Small Cap Value
Lifecycle Funds	Fidelity Freedom Funds

In July 2004, the Plan replaced the Blended Income Fund with the Fidelity Managed Income Portfolio II – Class 2. The remaining investment contracts within the Blended Income Fund matured during 2004 prompting the Plan to replace the fund with similar investment characteristics.

Supplemental Schedule

UnumProvident 401(k) Retirement Plan

EIN: 62-1598430        Plan Number: 002

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(e) Current Value
Shares of Registered Investment Companies:
*	Fidelity Management Trust Company	Templeton Growth A Fund	$14,513,887
*	Fidelity Management Trust Company	Ariel Appreciation Fund	13,673,803
*	Fidelity Management Trust Company	Fidelity Puritan Fund	38,588,456
*	Fidelity Management Trust Company	Fidelity Magellan Fund	51,348,371
*	Fidelity Management Trust Company	Fidelity Contrafund	96,778,091
*	Fidelity Management Trust Company	Fidelity Disciplined Equity Fund	20,598,951
*	Fidelity Management Trust Company	PIMCO Total Return Fund Institutional Class	36,151,454
*	Fidelity Management Trust Company	Spartan U.S. Equity Index Fund	66,190,330
*	Fidelity Management Trust Company	Fidelity MIP II Class 2 Fund	118,602,044
*	Fidelity Management Trust Company	Brokeragelink (Self Managed Brokerage Account)	1,172,838
*	Fidelity Management Trust Company	T. Rowe Price Mid Cap Value Fund	3,274,610
*	Fidelity Management Trust Company	American Funds Growth of America R5	24,920,552
*	Fidelity Management Trust Company	Goldman Sachs Growth Opps Inst	1,327,612
*	Fidelity Management Trust Company	American Beacon Small Cap Value Fund	8,012,877
*	Fidelity Management Trust Company	John Hancock Class Value I	39,842,439
*	Fidelity Management Trust Company	MFS International Equity	29,113,757
*	Fidelity Management Trust Company	Fidelity Freedom Income	68,991
*	Fidelity Management Trust Company	Fidelity Freedom 2000	5,200
*	Fidelity Management Trust Company	Fidelity Freedom 2005	38,212
*	Fidelity Management Trust Company	Fidelity Freedom 2010	777,132
*	Fidelity Management Trust Company	Fidelity Freedom 2015	974,738
*	Fidelity Management Trust Company	Fidelity Freedom 2020	1,660,819
*	Fidelity Management Trust Company	Fidelity Freedom 2025	817,179
*	Fidelity Management Trust Company	Fidelity Freedom 2030	758,971
*	Fidelity Management Trust Company	Fidelity Freedom 2035	256,732
*	Fidelity Management Trust Company	Fidelity Freedom 2040	838,648

*	Fidelity Management Trust Company	Interest bearing cash	859,784

*	UnumProvident Stock	Common stock	49,217,032

*	Participants’ loans	6.25% to 8%	10,503,574

			$630,887,084

*	Indicates a party in interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNUMPROVIDENT 401(k) RETIREMENT PLAN

Date: June 28, 2006	/s/ Peter S. Adams
Peter S. Adams
VP, CAO Field Sales
Benefit Finance Committee Member

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

FORM 11-K

UNUMPROVIDENT 401(k) RETIREMENT PLAN

INDEX OF EXHIBITS

TITLE	EXHIBIT
Consent of Independent Registered Public Accounting Firm	23